September 19, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Barbara C. Jacobs, Assistant Director
Bernard Nolan, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Juan Migone, Staff Accountant

Re:	Apptio, Inc.
Registration Statement on Form S-1
(File No. 333-213334)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 12, 2016 and the date hereof, approximately 6,172 copies of the Preliminary Prospectus dated September 12, 2016 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on Thursday, September 22, 2016, or as soon thereafter as practicable, or at such later time as Apptio, Inc. or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[signature page follows]

Very truly yours,

Goldman, Sachs & Co.,

J.P. Morgan Securities LLC and

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

    As representatives of the several Underwriters

By:	Goldman, Sachs & Co.

By:	/s/ Matt Leavitt
Name: Matt Leavitt
Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Curt Sigfstead
Name: Curt Sigfstead
Title: Managing Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Vice-President